

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2025

Stephen Williamson
Chief Financial Officer
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham , Massachusetts 02451

> **Re: Thermo Fisher Scientific Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **File No. 001-08002**

Dear Stephen Williamson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Results, page 21

1.  Please expand your discussion of segment results to include additional material information as described in Item 303 of Regulation S-K for each of your segments. For example, please expand your discussion of the very strong growth in the electron microscopy business and declines in the other instrumentation businesses to include additional fact specific insight describing the reasons for the growth and declines in the businesses, as well as related quantitative information. Please provide us any proposed disclosure for future filings.

<u>Item 8. Financial Statements</u>
<u>Disaggregated Revenues, page 53</u>

2.      Please tell us how you applied the guidance in ASC 606-10-55-89 through 55-91 when selecting the categories to use to disaggregate revenues. As part of your response, please address how you considered disclosure of revenue attributable to the primary / key businesses identified on pages 3 and 4. In this regard, we also note your use of pie charts to reflect the revenues attributable to these businesses in your 2024 Investor Day presentation. In addition, please tell us how you considered ASC 280-10-50-40 as it relates to your segment disclosures.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services